Patricia L. Roberts
Assistant Secretary

                                Southern Company
                         30 Ivan Allen Jr. Boulevard, NW
                                Atlanta, GA 30308
                            Telephone (404) 506-0542

October 19, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street N. E.
Washington, D.C. 20549
Attn:  Ms. Ellie Quarles
       Special Counsel

       RE:    The Southern Company
              Definitive 14A
              Filed April 11, 2007
              File No. 1-03526

Dear Ms. Quarles:

The following is the response of The Southern Company (Southern Company) to the Staff's comments on the referenced definitive proxy statement transmitted in a letter from Staff dated August 21, 2007. We are submitting this letter on behalf of Southern Company, and the terms "we," "us," "our," and "the Company" in the following responses refer to Southern Company.

SEC COMMENT:

     1. Please clarify whether the independence standards that you have used are the New York Stock Exchange standards.

SOUTHERN COMPANY RESPONSE:

In future filings we will include a statement that our independence standards meet or exceed the New York Stock Exchange governance listing standards.

SEC COMMENT:

     2. Please disclose the role of the compensation consultant in determining or recommending the amount or form of executive compensation. Please provide a materially complete description of the nature and scope of the compensation consultant's assignment and the material elements of the instructions or directions given to the compensation consultant with respect to the performance of its duties. See Item 407(e)(3)(iii) of Regulation S-K.

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Securities and Exchange Commission
October 19, 2007
Page 2

SOUTHERN COMPANY RESPONSE:

     On page 8 of our proxy statement, we provided the following disclosure in an effort to address the requirements of Item 407(e)(3)(iii) of Regulation S-K:

     "In 2006, the Committee directly retained Hewitt Associates ("Hewitt") as its outside compensation consultant. The Committee informed Hewitt in writing that it expected Hewitt to advise it if and when there were elements of management proposals to the Committee that Hewitt believed the Committee should not support, set expectations for Hewitt to be honest and direct with the Committee at all times and stated that Hewitt's ongoing engagement would be determined by the Committee.

     "During 2006, Hewitt assisted the Committee with comprehensive market data and its implications for pay at the Company and various other governance, design and compliance matters. The consultant also advised the Governance Committee on Director pay levels."

     After reviewing our disclosures in light of your comments, we continue to believe that we have provided a materially complete description of the nature and scope of the compensation consultant's assignment, including the material elements of the instructions given.

SEC COMMENT:

3. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Mr. Ratcliffe's salary, non-equity incentive plan compensation and grants of options were significantly higher than amounts given to other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

SOUTHERN COMPANY RESPONSE:

     In future filings we will clarify that we review market data for executive positions similar to those held by our executive officers, including the Chief Executive Officer, and that the market data indicates that chief executive officers of our peer companies are paid more than other executive officers, if that continues to be the case. The difference in each element of total compensation also will be disclosed for the named executive officers if the differences in the amounts of compensation awarded differ materially from the amounts indicated by the market data.


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Securities and Exchange Commission
October 19, 2007
Page 3

SEC COMMENT:

4. Throughout this section, you indicate that you consider a named executive officer's individual performance in setting compensation. Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer's individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. See
         Item 402(b)(2)(vii) of Regulation S-K.

SOUTHERN COMPANY RESPONSE:

     In future filings we will explain that while base salary levels are primarily based on size-adjusted market data for salaries paid to persons in similar positions at our peer companies, the Committee does consider individual performance. To the extent material in establishing base salary levels for each named executive officer, we will describe the individual contributions considered by the Committee. Also, we will provide more information on the rationale for any discretionary incentive compensation that is awarded to a named executive officer (see page 26 of our proxy statement).

SEC COMMENT:

5. Please avoid an over-reliance on defined terms when referring to your short- and long-term compensation plans, change in control agreements, and deferred compensation and retirement plans. Please consider the principles set forth in Rule 13a-20 under the Securities Exchange Act of 1934 when drafting your executive compensation disclosure so it is easier for an investor to understand the disclosure you have provided.

SOUTHERN COMPANY RESPONSE:

     In future filings we will limit the use of defined terms when referring to our short- and long-term compensation plans, change in control agreements and deferred compensation and retirement plans.

SEC COMMENT:

6. It is unclear whether you benchmark compensation against companies in addition to those included in the list you have disclosed. To the extent you engage in benchmarking against data for companies in addition to those you have identified, please disclose the compensation committee's analysis of the data in materially complete detail, including the identity of these companies. See Item 402(b)(2)(xiv) of Regulation S-K.


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Securities and Exchange Commission
October 19, 2007
Page 4

SOUTHERN COMPANY RESPONSE:

     In future filings we will clarify that we do not benchmark compensation against any companies in addition to those included in the list we disclose.

SEC COMMENT:

7. You target pay opportunities at the 50th percentile of the market data. Please disclose whether actual compensation awarded was at the 50th percentile and, if not, explain why it was outside of the range. While you have disclosed the average total target compensation opportunities for the named executive officers, you also should disclose the actual compensation relative to the goals of paying compensation at the 50th percentile of the market data. Please discuss fully how the compensation committee evaluates internal equity in setting compensation. Also discuss why you have targeted the chief executive officer's incentive-based compensation at a higher percentage of his salary than targeted amounts for other named executives.

SOUTHERN COMPANY RESPONSE:

     In future filings we will clarify that the Committee's pay philosophy is to set total target compensation opportunities at the size-adjusted 50th percentile of the market data for target pay opportunities established by our peer companies but that actual compensation can be above or below the target pay levels based on actual performance above or below target performance levels. Therefore actual compensation will likely be above or below the target pay opportunity level based on actual performance. We will clarify why and the degree to which actual pay in the last fiscal year varied from target pay opportunities by comparing the target pay opportunities that were established based on the market data with actual pay, and target performance with actual performance.

     With respect to the compensation of each individual named executive officer, as noted in our response to Comment 4, we look primarily at the size-adjusted market median for the position held by each executive officer. As we stated in our response to Comment 4, we also consider other factors, such as an officer's individual experience, performance and scope of responsibilities, and will provide further discussion of such additional factors when material to the compensation for any particular named executive officer. We believe this disclosure will provide an appropriate understanding of our method of determining the compensation for each named executive officer.

     As stated in response to Comment 3, we also will clarify that, based on market data for compensation opportunities, the chief executive officer's short-term incentive compensation target is higher than that of the other named executive officers.


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Securities and Exchange Commission
October 19, 2007
Page 5

SEC COMMENT:

8. Please discuss the stock option guidelines, including a discussion of the percentage of base salary that the compensation committee seeks to pay.

SOUTHERN COMPANY RESPONSE:

     In future filings we will disclose the percentage of base salary for each named executive officer that is used to determine the number of options granted and how that percentage was determined.

SEC COMMENT:

9. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

SOUTHERN COMPANY RESPONSE:

     Instruction 5 to Item 402(j)(3) of Regulation S-K provides that the registrant need not provide information with respect to contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of executive officers of the registrant and are available generally to all salaried employees. As described throughout our proxy statement, our compensation and benefit plans and programs, including our change-in-control severance program, short-term incentive compensation program and pension plan, cover all salaried employees. For example, on page 18 we stated that our short-term incentive compensation program covers nearly all of our 26,000 employees and that our change-in-control severance program covers all of our employees not subject to a collective bargaining agreement. On page 37 we stated that generally all full-time employees participate in our pension plan after one year of service. With the exception of the change-in-control severance amount, under these plans and programs there is no difference in how compensation is provided in connection with the different termination events described throughout the section entitled "Potential Payments Upon Termination or Change in Control" beginning on page 41. For example, all employees, not just named executive officers, that retire during the year are entitled to a pro-rated short-term incentive award. In future filings we will explain that payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or change in control, with the exception of the level of change-in-control severance payments, are consistent for all affected employees. We also will explain that the Committee established the change-in-control severance levels based on market practice and the goals of the change-in-control program.


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Securities and Exchange Commission
October 19, 2007
Page 6
                                   * * * * * *

In connection with the above responses to the Commission's comments, the Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
o staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review. Please direct any further questions or comments you may have regarding this filing to the undersigned at (404) 506-0542 or to Wayne Boston at (404) 506-7146.

Sincerely,

/s/ Patricia L. Roberts